SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated May 21, 2018 announcing results for the quarter ended March 31, 2018
•	First quarter earnings call presentation

Ferroglobe Reports Results for First Quarter of 2018

o	Sales of $560.7 million, an increase of 19.8% from $468.2 million in Q4 2017
o
Net profit of $35.6 million, or $0.21 on a fully diluted per share basis, up from a net profit of $6.3 million, or  $0.04 per share, in the prior quarter. Adjusted net profit of $33.3 million, or $0.19 on a fully diluted per share basis, compared to a net profit of $8.1 million, or $0.05 on a fully diluted per share basis, in the prior quarter

o	Reported EBITDA of $93.5 million, an increase of 321.2% compared to reported EBITDA of $22.2 million in Q4 2017
o	Adjusted EBITDA of $89.6 million, an increase of 66.9% compared to $53.7 million adjusted EBITDA in Q4 2017
o	The Board decided to reinstate the dividend with an interim payment of $0.06 per share with a record date of June 8, 2018 and a payment date of June 29, 2018

LONDON, May 21, 2018 – Ferroglobe PLC (NASDAQ: GSM), the world's leading producer of silicon metal, and a leading silicon-and manganese-based specialty alloys producer, today announced results for the first quarter of 2018.

In Q1 2018, Ferroglobe posted a net profit of $35.6 million, or $0.21 per share on a fully diluted basis. On an adjusted basis, Q1 2018 net profit was $33.3 million, or $0.19 per share on a fully diluted basis.

Q1 2018 reported EBITDA was $93.5 million, up from $22.2 million in the prior quarter. On an adjusted basis, Q1 2018 EBITDA was $89.6 million, up 66.9% from Q4 2017 adjusted EBITDA of $53.7 million. The Company reported adjusted EBITDA margins of 16.0% for Q1 2018, compared to adjusted EBITDA margins of 11.5% for Q4 2017.

Sales in Q1 2018 totaled $560.7 million, up 19.8% from $468.2 million in Q4 2017. Selling prices for Ferroglobe's key products continued to improve over the course of the quarter across both the U.S. and Europe:

•	The average selling price for silicon metal increased by 13.2% to $2,762/MT in Q1 2018, as compared to $2,440/MT in Q4 2017;
•	The average selling price for silicon-based alloys increased by 12.3% to $1,956/MT in Q1 2018, as compared to $1,741/MT in Q4 2017; and
•	The average selling price for manganese-based alloys increased by 2.2% to $1,375/MT in Q1 2018, as compared to $1,346/MT in Q4 2017.

In addition to improved pricing, the Company saw solid demand across its key products. In terms of sales volumes, silicon metal experienced a 9.3% increase quarter-over-quarter, silicon-based alloys experienced a 8.4% increase quarter-over-quarter, while manganese-based alloys experienced a 1.7% decrease quarter-over-quarter. Note that the acquisition of the two manganese-based alloys production plants (at Dunkirk and Mo i Rana) was completed on February 1, 2018. All inventory of finished product at that date was retained by the party from whom the plants were acquired; sales and volumes of product produced after that date will be shown in the Company's results for the second quarter of 2018.

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2018	December 31, 2017	March 31, 2017	December 31, 2017
Shipments in metric tons:
Silicon Metal	91,615	83,785	75,753	325,884
Silicon-based Alloys	76,328	70,399	75,386	283,021
Manganese-based Alloys	71,176	72,374	63,700	274,119
Total shipments*	239,119	226,558	214,839	883,024

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2018	December 31, 2017	March 31, 2017	December 31, 2017
Average selling price ($/MT):
Silicon Metal	$2,762	$2,440	$2,080	$2,270
Silicon-based Alloys	$1,956	$1,741	$1,473	$1,608
Manganese-based Alloys	$1,375	$1,346	$1,298	$1,327
Total*	$2,092	$1,873	$1,635	$1,765

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2018	December 31, 2017	March 31, 2017	December 31, 2017
Average selling price ($/lb.):
Silicon Metal	$1.25	$1.11	$0.94	$1.03
Silicon-based Alloys	$0.89	$0.79	$0.67	$0.73
Manganese-based Alloys	$0.62	$0.61	$0.59	$0.60
Total*	$0.95	$0.85	$0.74	$0.80
* Excludes by-products and other

"First quarter results reflect the strong fundamentals of our Company and of the markets we are serving. We have significantly increased volumes in most of our products and the newly acquired assets will start to contribute to our shipment volumes and financials in Q2. All of our end markets are showing strong demand and high capacity utilizations," said Pedro Larrea, CEO of Ferroglobe. "Prices in all of our products have continued to increase, and supply/demand dynamics in our industry provide a good support for continued healthy pricing levels."

Cash flow generation affected by acquisition of new assets

Working capital increased by $57.5 million during the period. The new assets acquired from Glencore AG on February 1, 2018 have contributed $55.5 million to this working capital increase.

Ferroglobe continued to generate positive cash flows. During the first quarter, cash flows used for operations was $20.4 million.  Excluding the cash flows related to Glencore AG, the Company generated operating cash flows of $35.5 million.

Ferroglobe's net debt was $449.3 million as of  March 31, 2018, up from $386.9 million as of  December 31, 2017.  The increase in net debt is mainly due to the $55.5 million working capital increase from the  acquisition of the new assets from Glencore AG on February 1, 2018, including the build-up of  inventories of raw materials (mostly manganese ore) and finished goods (ferromanganese and silicomanganese) of the new plants. Excluding the impact of the Glencore AG acquisition, net debt increased by $6.6 million as compared to December 31, 2017.  Net of one-off items, the Company generated over $35 million of cash during Q1.

The Company has decided to reinstate a dividend payment

The Board of Ferroglobe has decided to declare an interim dividend of $0.06 per share, reflecting the confidence in the underlying strength of the business and the Company's long-term outlook.  The dividend will have a record date of June 8, 2018 and a payment date of June 29, 2018.

About the Board's decision, Javier López Madrid, Executive Chairman of Ferroglobe, said, "As we balance our capital allocation alternatives, we believe this level of dividend is an effective way of returning value to shareholders, while continuing to focus on strengthening our balance sheet."

Adjusted EBITDA:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2018	December 31, 2017	March 31, 2017	December 31, 2017
Profit (loss) attributable to the parent	$36,680	$6,364	$(6,554)	$(678)
Loss attributable to non-controlling interest	(1,066)	(84)	(1,561)	(5,144)
Income tax (benefit) expense	15,668	(26,022)	(1,214)	(14,821)
Net finance expense	13,156	19,659	12,970	61,704
Financial derivatives loss	1,765	956	—	6,850
Exchange differences	(729)	(2,500)	20	(8,214)
Depreciation and amortization charges, operating allowances and write-downs	28,016	23,830	27,222	104,529
EBITDA	93,490	22,203	30,883	144,226
Non-controlling interest settlement	—	—	—	1,751
Power credit	—	—	—	(3,696)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	—	2,608
Accrual of contingent liabilities	—	6,044	—	12,444
Impairment loss	—	30,618	—	30,618
Business interruption	—	—	—	(1,980)
Revaluation of biological assets	—	(5,195)	—	(5,195)
Step-up valuation adjustment	—	—	—	3,757
Share-based compensation	(3,886)	—	—	—
Adjusted EBITDA	$89,604	$53,670	$30,883	$184,533

Adjusted profit (loss) attributable to Ferroglobe:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2018	December 31, 2017	March 31, 2017	December 31, 2017
Profit (loss) attributable to the parent	$36,680	$6,364	$(6,554)	$(678)
Tax rate adjustment	(742)	(19,705)	1,771	(8,215)
Non-controlling interest settlement	—	—	—	1,191
Power credit	—	—	—	(2,513)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	—	1,773
Accrual of contingent liabilities	—	4,110	—	8,462
Impairment loss	—	20,820	—	20,820
Business interruption	—	—	—	(1,346)
Revaluation of biological assets	—	(3,533)	—	(3,533)
Step-up valuation adjustment	—	—	—	2,555
Share-based compensation	(2,642)	—	—	—
Adjusted profit (loss) attributable to the parent	$33,296	$8,056	$(4,783)	$18,516

Adjusted diluted profit (loss) per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2018	December 31, 2017	March 31, 2017	December 31, 2017
Diluted profit (loss) per ordinary share	$0.21	$0.04	$(0.04)	$—
Tax rate adjustment	—	(0.11)	0.01	(0.05)
Non-controlling interest settlement	—	—	—	0.01
Power credit	—	—	—	(0.01)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	—	0.01
Accrual of contingent liabilities	—	0.02	—	0.05
Impairment loss	—	0.12	—	0.12
Business interruption	—	—	—	(0.01)
Revaluation of biological assets	—	(0.02)	—	(0.02)
Step-up valuation adjustment	—	—	—	0.01
Share-based compensation	(0.02)	—	—	—
Adjusted diluted profit (loss) per ordinary share	$0.19	$0.05	$(0.03)	$0.11

Conference Call

Ferroglobe will review the first quarter results of 2018 during a conference call at 9:00 a.m. Eastern Time on Tuesday, May 22, 2018.

The dial-in number for the call for participants in the United States is 877‑293‑5491 (conference ID 7495697). International callers should dial +1 914‑495‑8526 (conference ID 7495697). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/m6/p/8pjs2qum

About Ferroglobe

Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and  words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

Forward-looking financial information and other metrics presented herein represent the Company's goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to the parent are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success.

Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company's current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

* * *

INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 917 2098581, UK: +44 (0) 7827 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Income Statement
(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended March 31, 2018	Quarter Ended December 31, 2017	Quarter Ended March 31, 2017	Year Ended December 31, 2017
Sales	$560,704	$468,218	$396,037	$1,741,693
Cost of sales	(320,678)	(284,614)	(241,138)	(1,043,395)
Other operating income	6,786	5,158	1,629	18,199
Staff costs	(82,423)	(87,127)	(66,485)	(301,963)
Other operating expense	(70,862)	(55,052)	(60,124)	(239,926)
Depreciation and amortization charges, operating allowances and write-downs	(28,016)	(23,830)	(27,222)	(104,529)
Impairment losses	—	(30,859)	—	(30,957)
Other (loss) gain	(37)	6,479	964	575
Operating profit (loss)	65,474	(1,627)	3,661	39,697
Finance income	4,445	2,493	795	3,708
Finance expense	(17,601)	(22,152)	(13,765)	(65,412)
Financial derivatives loss	(1,765)	(956)	—	(6,850)
Exchange differences	729	2,500	(20)	8,214
Profit (loss) before tax	51,282	(19,742)	(9,329)	(20,643)
Income tax (expense) benefit	(15,668)	26,022	1,214	14,821
Profit (loss) for the period	35,614	6,280	(8,115)	(5,822)
Loss attributable to non-controlling interest	1,066	84	1,561	5,144
Profit (loss) attributable to the parent	$36,680	$6,364	$(6,554)	$(678)

EBITDA	$93,490	$22,203	$30,883	$144,226
Adjusted EBITDA	$89,604	$53,670	$30,883	$184,533

Weighted average shares outstanding
Basic	171,977	171,953	171,838	171,949
Diluted	172,215	172,128	171,838	171,949

Profit (loss) per ordinary share
Basic	$0.21	$0.04	$(0.04)	$—
Diluted	$0.21	$0.04	$(0.04)	$—

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Financial Position
(in thousands of U.S. dollars)

	March 31,	December 31,	March 31,
	2018	2017	2017
ASSETS
Non-current assets
Goodwill	$204,537	$205,287	$230,733
Other intangible assets	61,774	58,658	56,854
Property, plant and equipment	980,101	917,974	790,501
Non-current financial assets	147,744	89,315	5,967
Deferred tax assets	6,581	5,273	47,768
Non-current receivables from related parties	2,464	2,400	2,139
Other non-current assets	32,125	30,059	20,892
Total non-current assets	1,435,326	1,308,966	1,154,854
Current assets
Inventories	493,108	361,231	312,757
Trade and other receivables	142,641	111,463	214,738
Current receivables from related parties	8,841	4,572	5,576
Current income tax assets	6,524	17,158	16,614
Current financial assets	897	2,469	3,640
Other current assets	16,095	9,926	10,703
Cash and cash equivalents	197,669	184,472	172,647
Assets and disposal groups classified as held for sale	—	—	120,094
Total current assets	865,775	691,291	856,769
Total assets	$2,301,101	$2,000,257	$2,011,623

EQUITY AND LIABILITIES
Equity	$979,504	$937,758	$902,872
Non-current liabilities
Deferred income	7,321	3,172	3,656
Provisions	82,957	82,397	83,993
Bank borrowings	71,242	—	78,123
Obligations under finance leases	68,101	69,713	1,906
Debt instruments	341,036	339,332	339,693
Other financial liabilities	58,288	49,011	86,962
Other non-current liabilities	64,457	3,536	2,317
Deferred tax liabilities	64,733	65,142	132,753
Total non-current liabilities	758,135	612,303	729,403
Current liabilities
Provisions	30,162	33,095	11,915
Bank borrowings	850	1,003	1,545
Obligations under finance leases	13,478	12,920	586
Debt instruments	2,735	10,938	4,156
Other financial liabilities	91,243	88,420	1,616
Payables to related parties	10,671	12,973	10,283
Trade and other payables	298,438	192,859	177,015
Current income tax liabilities	5,889	7,419	3,616
Other current liabilities	109,996	90,569	63,346
Liabilities associated with assets classified as held for sale	—	—	105,270
Total current liabilities	563,462	450,196	379,348
Total equity and liabilities	$2,301,101	$2,000,257	$2,011,623

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

	Quarter Ended March 31, 2018	Quarter Ended March 31, 2017	Year Ended December 31, 2017
Cash flows from operating activities:
Profit (loss) for the period	$35,614	$(8,115)	$(5,822)
Adjustments to reconcile net profit (loss) to net cash (used) provided by operating activities:
Income tax expense (benefit)	15,668	(1,214)	(14,821)
Depreciation and amortization charges, operating allowances and write-downs	28,016	27,222	104,529
Finance income	(4,445)	(795)	(3,708)
Finance expense	17,601	13,765	65,412
Financial derivatives loss	1,765	—	6,850
Exchange differences	(729)	20	(8,214)
Impairment losses	—	—	30,957
(Gain) loss on disposals of non-current and financial assets	—	(558)	4,316
Share-based compensation	699	—	2,405
Other adjustments	37	(406)	(4,891)
Changes in operating assets and liabilities
(Increase) decrease in inventories	(107,481)	7,108	(16,274)
(Increase) decrease in trade receivables	(513)	3,765	50,168
Increase in trade payables	70,375	18,156	17,613
Other	(49,770)	(34,545)	(12,251)
Income taxes paid	(9,982)	(2,297)	(26,764)
Interest paid	(17,301)	(9,729)	(39,130)
Net cash (used) provided by operating activities	(20,446)	12,377	150,375
Cash flows from investing activities:
Payments due to investments:
Other intangible assets	(703)	(410)	(811)
Property, plant and equipment	(22,531)	(12,362)	(74,616)
Non-current financial assets	—	(14)	(343)
Disposals:
Non-current financial assets	942	—	—
Acquisition of subsidiary	(20,379)	—	—
Interest and finance income received	3,147	353	952
Net cash used by investing activities	(39,524)	(12,433)	(74,818)
Cash flows from financing activities:
Dividends paid	—	—	—
Payment for debt issuance costs	(4,476)	(10,477)	(16,765)
Proceeds from debt issuance	—	350,000	350,000
Increase/(decrease) in bank borrowings:
Borrowings	182,364	31,425	31,455
Payments	(106,514)	(372,380)	(453,948)
Proceeds from stock option exercises	—	—	180
Other amounts paid due to financing activities	(2,987)	(7,211)	(24,319)
Net cash provided (used) by financing activities	68,387	(8,643)	(113,397)
Total net cash flows for the period	8,417	(8,699)	(37,840)
Beginning balance of cash and cash equivalents	184,472	196,982	196,982
Exchange differences on cash and cash equivalents in foreign currencies	4,780	4,748	25,330
Ending balance of cash and cash equivalents	$197,669	$193,031	$184,472

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2018
FERROGLOBE PLC

by	/s/ Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)

     Advancing Materials Innovation  NASDAQ: GSM    First Quarter 2018

 Forward-Looking Statements and non-IFRS Financial Metrics  This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation.EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to Ferroglobe are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated February 26, 2018 accompanying this presentation, which is incorporated by reference herein.

 Table of Contents  Q1 2018 OverviewSelected Financial HighlightsPositioned for Growth

   Opening Remarks   Q1 confirms the positive fundamentals of our business  Higher volumes and stable pricing expected in Q2, with continued volatility in input costs  Generation of free cash flow supports return of value to shareholders and strengthening of balance sheet

 I. Q1 2018 Overview     Pedro Larrea, Chief Executive Officer

Q1 2018 Confirms The Positive Fundamentals Of Our Business

Disciplined ***execution*** *of commercial strategy*

(ASP change vs Q4 2017)

- Si Metal **+13.2%**
- Si alloys **+12.3%**
- Mn alloys **+2.2%**

Strong 'pull-through' of ***volumes*** *balanced with portfolio* ***optimization***

(Volume change vs Q4 2017)

- Si Metal **+9.4%**
- Si alloys **+8.4%**
- Mn alloys **-1.7%**

Revenue
+19.8%
vs Q4 2017

Adjusted EBITDA
$89.6 million
+67.0%
vs Q4 2017

Adjusted EBITDA margin improvement of 452 bps to 16.0%

Q1 net profit $35.6 million – adjusted net profit $33.3 million*

Global *business platform*

- Optionality in:
  - Geography
  - Foreign exchange
  - Product mix
- Doubled the size of Manganese assets
- Actively evaluating additional growth opportunities

**Adjusted net profit attributable to the parent*

- 5 -

 Diversified Portfolio Uniquely Positions Us To Benefit From Market Fluctuations   Qtr / Qtr Revenue Growth by Product  Other  Strong sales performance in Silicon Metal and Silicon-based alloys more than offset weaker performance in Manganese-based alloys  Revenue Contribution by Product and Market (LTM Ended March 31, 2018)  Silicon-BasedAlloys28%  Manganese-Based Alloys19%  Other6%  Aluminum  Silicones  Solar  Foundry  Specialty Steel  Steel  Other  1Q-2018 results do not include any contribution from the newly acquired manganese alloys facilities

 Q1 2018 Revenue Up ~20% vs Previous Quarter  Stronger volumes and higher prices in Silicon Metal and Silicon-Based Alloys Contributed to a significant increase in revenue  1  1Q-2018 results do not include any contribution from the newly acquired manganese alloys facilities  1

 Q1 2018 Adjusted EBITDA Up 67% vs Previous Quarter    Including:($2.4m) Mn ore costs($2.1m) Electrodes;($2.8m) Coal & Coke prices($0.5m) Energy prices;($1.2m) Ramping up of production at South Africa;($1.3m) Annual overhaul (US and EU)  Stronger volumes and higher prices in the quarter offset by raw material cost increases and one-time costs associated with ramping up production

 Silicon Metal Snapshot  Volume Trends  Sequential Quarter Product EBITDA Contribution ($m)  Commentary  Price recovery in N.A., Europe and Chinese markets in 2017 — limited price movement in N.A. following ITC decision — recent slide in Chinese prices reflects short-term seasonal impact of rainy season; expected to reverseVolumes strong across all end marketsDrivers of cost increase are electrodes and energy prices, and ramping up of production at South Africa  Pricing Trends ($/mt)  1  1  FX impact excluded

All Trade Cases Involving Silicon Metal Have Been Concluded

Status of SiMe Trade Cases Involving Ferroglobe

U.S.A. vs. Brazil, Kazakhstan, Norway, Australia

- ITC negative injury determination (March 23, 2018)
- Decision not to appeal

Canada vs. Brazil, Kazakhstan, Laos, Malaysia, Norway, Thailand

- Withdrawn appeal

U.S.A. vs. China

- ITC confirmed determination after sunset review (May 1, 2018)
- Antidumping duties confirmed at a 139.49% rate

Europe vs. Brazil and Bosnia

- Ferroglobe withdrew the case (May 7, 2018)

Illustrative 2018 Shipment Volumes (t)

REMINDER


In 2018, U.S. Silicon Metal sales subject to spot prices represent ~ 15% of total SiMe ~5% of total Ferroglobe shipments
Other 6%
Mn-Based Alloys 19%
Silicon-Based Alloys 28%
Silicon Metal 47%
Global ~400 kt
E.U. / RoW ~225 kt
North America ~175 kt
Canada: ~40 kt
U.S.: ~135 kt
Subject to Spot: ~60,000 t
J.V.: ~35,000 t
Fixed price: ~40,000 t

- 10 -

 Silicon-Based Alloys Snapshot   Volume Trends  Commentary  Ferrosilicon prices remain near historical levels starting to see some pressure recentlyStrong demand worldwide tightened the supply-demand balance in all markets.Increased costs reflect annual overhaul costs, and higher energy costs in EuropeHigher value added and non-commodity foundry products now account for 30% of silicon-based alloys, with 10% y/y growth  Sequential Quarter Product EBITDA Contribution ($m)  Pricing Trends ($/mt)  1  1  FX impact excluded

 Manganese-Based Alloys Snapshot  Commentary  Transaction for newly acquired plants closed Feb 2nd — incremental volumes not reflected in Q1Manganese-based alloy volumes lower due overhaul downtime Product margin affected by increasing manganese ore prices and higher energy costsSome recent improvement in manganese ore prices, impact to be realized in Q3  Volume Trends  Pricing Trends ($/mt)  Sequential Quarter Product EBITDA Contribution ($m)  FX impact excluded  1  1

 Recent Decrease In Mn Ore Prices Likely To Continue —Expansion In Spreads During The Coming Quarters  Mn Ore Prices ($/dmtu)  Mn ore prices have been increasing very significantly since Q1 2017, with alloys prices remaining relatively stableAs a consequence, spreads have been contracting in the past few quartersRecent decline in Mn ore prices could anticipate an improvement in spreads  Source: Metal Bulletin

    Selected Financial Highlights  Joe Ragan, Chief Financial Officer

 Q1 2018 Key Performance Indicators And Overview  1 Free cash flow defined as “Net cash provided by operating activities” minus “Payments for property, plant and equipment.”Source: Company information  Notes  Key Performance Indicators  Q1 2018  Q4 2017  CY 2017  CY 2016  Revenue ($m)  560.7  468.2  1,741.7  1,576.0  Operating Profit ($m)  65.5  -1.6  39.7  -373.1  Profit Attributable to the Parent ($m)  36.7  6.4  -0.7  -338.4  Adjusted EBITDA ($m)  89.6  53.7  184.5  70.4  Adjusted EBITDA Margin  16.0%  11.5%  10.6%  4.5%  Working Capital ($m)  337.3  279.8  279.8  368.4  Free Cash Flow1 ($m)  -43.0  76.2  75.8  45.1

 Balance Sheet Summary  Financial results are unauditedNet Debt includes finance lease obligations Capital is calculated as book equity plus net debt  Notes  ($mm)  03/31/20181  12/31/2017  12/31/2016  Total Assets  2,301.1  2,000.3  2,019.3  Net Debt2  449.3  386.93  405.0  Book Equity   979.5  937.8  892.0          Net Debt2 / Adjusted EBITDA  1.85x  2.10x  5.76x  Net Debt2 / Total Assets  19.5%  19.3%  20.1%  Net Debt2 / Capital3   31.5%  29.2%  31.2%

 Increase in Net Debt Primarily Attributable to Acquisition Related Costs  Net Debt ($m)

 Q1 2018 net debt bridge vs Previous Quarter  Cash flow associated with acquisition of Mn alloys plants    One-off non-recurrent effects

 Increase in Working Capital Primarily Attributable Two Acquired Plants  Reduced WC significantly while sales have increased by 41.6% over 2017  Working Capital ($m)  $55.5 million from acquired Mn alloys facilities

Delivering Value for Shareholders and Positioning For The Long Term

Q1 2018 Performance

- Reported EBITDA of $93.5 million, +321% vs reported EBITDA of $22.2 million in Q4 2017. Adjusted EBITDA of $89.6 million for the quarter.
- Net profit of $36.7 million, or $0.21 per share on a fully diluted basis.
- Working capital increased to $337.3 million during the quarter, primarily due integration of newly acquired business.
- Operating cash flow of $-20.4 million and free cash flow of $-43.0 million
- Balance sheet strength maintained:
  - Net debt of $449.3 million at end of Q1 2018, up from $386.9 million at the end of Q4 2017 — largely attributable to the acquisition of the two manganese alloys facilities acquired on February 1, 2018 and other non-recurring circumstances
  - Net Debt to EBITDA metrics have improved

Remain Focused on Delivering Value

- Reinstatement of dividend — $0.06 per share
  - balanced approach to capital allocation
  - confidence in maintaining this stable level
  - returning value to shareholders
- Conservative capital structure — company positioned to pursue growth opportunities
  - Focus on deleveraging the balance sheet
  - Achieved leverage target of below 2x in 1Q-2018 — aiming to be around 1x by year-end 2018
  - Successful refinancing has simplified the debt structure and improved the solvency with regard to covenants

- 20 -

    Positioned for Growth  Pedro Larrea, Chief Executive Officer

End Market Dynamics: Solid Fundamentals

Aluminum / Auto

Recent Trends:

- Alumina and aluminum deficit expected for 2018
- Considerable uncertainty remains in the global supply chain due to multiple trade actions, potential sanctions and supply disruptions
- Continued benefit from megatrends (EV vehicles, light weighting)





Steel and Specialty Metal

Recent Trends:

- Global steel production hit the highest level on record in 1Q-18
- World steel capacity utilization remains at healthy and stable levels
- Inventory levels remain near multi-year lows
- Growth in North America stands to benefit from an new infrastructure spending program




Chemicals / Silicones

Recent Trends:

- Leading indicators from manufacturing output, unemployment and consumer spending remain largely positive, reflecting increased economic activity
- Strong market sentiment for public companies
- Chemical sector will follow GDP growth projected at 2.0+% in Eurozone for 2018





Polysilicon / Electronics

Recent Trends:

- More than 100 GW of new global PV installations expected in 2018
- North American volumes of PV materials remain under pressure following Chinese dumping actions against polysilicon; new demand regions emerging. Electronics demand continues to be strong
- PV market in Europe expected to grow by 35% in 2018 , which will support polysilicon industry





- 22 -

 Si-Based Alloy Order Book  Commercial Outlook Across Our Portfolio For the Remainder of 2018  Silicon Metal Order Book  Mn-Based Alloy Order Book    Healthy global economies Positive supply/demand dynamics — tightness in end market expected through the yearIncreased raw material costs for producers globally supporting higher prices (potential for surcharges)China environmental crackdown and financial reform — reduced domestic production resulting in reduced exports from China

New Plants Expand the Breadth and Depth of Manganese-Alloys Operations

Ferroglobe and Glencore Europe production in 2017 (kt).



FeMn
SiMn
Acquired facilities
Mo I Rana
70
64
134
Dunkirk
96
0
96
Total of 230
Existing facilities
Boo
64
68
132
Cee
49
34
83
Monzón
22
33
55
Total of 270
TOTAL
301
199
500

- Transaction closed on February 1, 2018
- Finished goods inventories at that date belonged to selling party
- Need to manufacture new finished goods for Ferroglobe's sales
- Financial contribution from acquired facilities to commence in 2Q-2018

Over 1 million tonnes of manganese ore will be consumed annually by the combined operation

- 24 -

   7  Acquisition Of New Manganese-Alloys Plants Highlights Disciplined M&A Approach  Closed the acquisition on February 1, 2018 Transaction was immediately accretiveCash disbursements of $55.5 million made during Q1-2018,No sales revenue or financial contributions were made by these assets in Q1Future payments in the form of an ‘earn-out’   Inventories: ($101.6)Accounts Receivable ($27.8)Accounts Payable $73.9Working Capital ($55.5)  Balance Sheet Impact (March 31, 2018)  Highlights

 New UMG Solar Silicon Plant Is On-Track   Construction Phase (as of May 9, 2018)  Plant Update  Location: Puertollano, SpainInitial phase UMG capacity: 1,400 mt/yConstruction to be completed by year-end 2018Total capital expenditure in-line with previous estimate of €72 million:Spent in 2015 – 2017: €22mSpent in Q1 2018: €4.9mCommitted Capex: €23mPending: €22m

Ferroglobe Is Well Positioned For 2018 And Beyond

Ferroglobe is stronger than ever…

- **Strong balance sheet** presents flexibility and the ability to pursue growth initiatives
- **Best practices** drive cost management and continuous improvement
- **Successful execution of raw material procurement**, including electrodes, allows for security of supply
- **Booked business** at attractive prices in 2018 provides a floor for revenues
- **Cash-flow generation** allows deleveraging and return of value to shareholders

…and well positioned to capitalize on strong market fundamentals

- **Strong fundamentals** in all end markets, supported by megatrends that are requiring increased supply of advanced materials
- **Solid pull-through demand** across all core products and geographies
- **Favorable structural supply/demand** dynamics in our markets
- **Balanced product portfolio** with unrivalled capabilities
- **Leveraging optionality of global production** footprint to capitalize on market opportunities

- 27 -

Closing Remarks   Q1 confirms the positive fundamentals of our business  Higher volumes and stable pricing expected in Q2, with continued volatility in input costs  Generation of free cash flow supports return of value to shareholders and strengthening of balance sheet

    Q&A

 Advancing Materials Innovation  NASDAQ: GSM      First Quarter 2018